02047322

FORM 6-K

PE 7-1-02

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

RECD S.E.C.
JUL 29 2002
1086

For the month of July

BG Group plc
100 Thames Valley Park Drive
Reading RG6 1PT
ENGLAND
(Address of principal executive offices)

PROCESSED
JUL 30 2002
THOMSON
FINANCIAL

The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the registrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BG Group plc

Date: 25 July 2002

By:

Mark Edwards
Deputy Company Secretary

BG Group

100 Thames Valley Park Drive
Reading
Berkshire RG6 1PT

Telephone 0118 935 3222
Fax 0118 929 2674

INFORMATION

July 25, 2002

BG Group appoints new Chief Financial Officer

BG Group is delighted to announce the appointment of Ashley Almanza as Chief Financial Officer and an executive member of the Board.

Ashley, aged 39, is currently the Group Financial Controller for BG Group. He has been with the Company for nine years and has held a number of senior finance roles, including Finance Director of BG International Downstream and Deputy Finance Director of BG International Limited. He is a Chartered Accountant with an MBA from London Business School.

Ashley will take up his new position on 1st August 2002.

Commenting on the appointment Frank Chapman, Chief Executive said, "Having worked closely with Ashley for around six years, I am delighted to welcome him to this key role. In his nine years with BG, Ashley has made a significant contribution to the Company and I am sure he will be an excellent addition to the Executive team and the Board."

Ashley replaces Andrew Bonfield who tendered his resignation in June to join US pharmaceutical company, Bristol Myers Squibb Co. Andrew relinquishes his responsibilities as Executive Director, Finance from 1st August 2002 and his resignation as an Executive Director and member of the Board is effective on 16th August 2002.

Notes to Editors

BG Group works across the spectrum of the gas chain, with an operational strategy to develop gas markets and construct infrastructure in tandem with its exploration interests. Active on five continents in some 20 countries, it operates four business segments – Exploration & Production, LNG, Transmission & Distribution and Power Generation. BG's core asset areas are in the UK, Southern Cone, Egypt, Kazakhstan, India and Trinidad & Tobago.

Enquiries

Erika Coghlan
Group Director of Corporate Affairs + 44 (0) 118 929 3684

Robin O'Kelly,
Head of Communications + 44 (0) 118 929 3186

Chris Lloyd
Head of Investor Relations + 44 (0) 118 929 3018

www.bg-group.com

BG Group

100 Thames Valley Park Drive
Reading
Berkshire RG6 1PT

Telephone 0118 935 3222
Fax 0118 929 2674

BG GROUP PLC
2002 SECOND QUARTER AND HALF YEAR RESULTS

"We continued to achieve strong profitable growth in the second quarter against a backdrop of lower prices and we remain on track to deliver our objectives for the year."

Richard V Giordano, Chairman

HIGHLIGHTS

Second Quarter 2002 £m	Second Quarter 2001 £m		Results excluding exceptional items*	Half Year 2002 £m	Half Year 2001 £m	
695	636	*+9%*	Turnover	**1,364**	1,328	*+3%*
216	205	*+5%*	Total operating profit	**436**	437	-
127	112	*+13%*	Earnings before tax increase	**260**	248	*+5%*
(72)	-	-	Tax increase[(i)]	**(72)**	-	-
55	112	*-51%*	Earnings	**188**	248	*-24%*
1.6p	3.2p	*-50%*	Earnings per share	**5.3p**	7.1p	*-25%*
1.55p	1.5p	*+3%*	Interim dividend per share	**1.55p**	1.5p	*+3%*

i) The £72 million tax increase incorporates the current year effect of the North Sea tax surcharge (£21 million) and the effect of the change in rate on opening deferred tax balances (£51 million).

- Operating profit rose by 5% for the quarter, despite significantly lower prices.
- At constant upstream prices, operating profit increased by 28% for the quarter.
- Earnings rose by 13% for the quarter, excluding the North Sea tax change.
- E&P volumes grew by 37% for the quarter to 34.6 million barrels of oil equivalent.
- Comgas' volumes grew by 33% for the quarter; operating profit up £15 million for the half year.
- San Lorenzo power plant is being commissioned.
- Works commenced on the Egyptian LNG site.
- Kashagan declared a commercial discovery.
- Three successful appraisal wells drilled on Buzzard.
- 75% exploration and appraisal success rate in the year to date.

* *For details of exceptional items see the consolidated profit and loss account, pages 12 and 13, and note 2 of the Interim Accounts, page 19.*

OUTLOOK

"A strong operating performance in the second quarter, against a backdrop of lower prices, consolidates a robust first half of the year and ensures we remain on track to achieve our 2002 objectives.

We continue to make excellent progress on key projects. In Trinidad, drilling on the Hibiscus field is continuing in readiness to supply gas to Train 2 of Atlantic LNG. The San Lorenzo power plant in the Philippines is being commissioned and, in the UK, first gas is expected from the Juno project in December. In Egypt, the Scarab/Saffron development is on target to deliver first gas in the first quarter of 2003 and in Kazakhstan, Phase 2 of the Karachaganak development is more than 75% complete, with first oil export via the CPC pipeline on target for the third quarter of 2003.

We have made excellent progress against our 2002 objectives, which provide the platform for our growth in 2003 and beyond.

In a separate statement made earlier today, we were delighted to announce the appointment of Ashley Almanza who will join the Board as Chief Finance Officer. Ashley will replace Andrew Bonfield and will take up his appointment on 1st August 2002. The Board would like to congratulate Ashley on his appointment and thank Andrew Bonfield for his contribution to the Company."

Richard V Giordano
25 July 2002

The results discussed in this Business Review (pages 3 to 10) relate to BG's Business Performance and exclude exceptional items. For the impact and a description of exceptional items see the consolidated profit and loss account, pages 12 and 13, and note 2 of the Interim Accounts, page 19.

GROUP RESULTS

Second Quarter 2002 £m	Second Quarter 2001 £m			Half Year 2002 £m	Half Year 2001 £m	
695	636	*+9%*	Turnover	**1,364**	1,328	*+3%*
178	139	*+28%*	Exploration and Production	**353**	310	*+14%*
-	5	-	Liquefied Natural Gas	**4**	25	*-84%*
17	40	*-58%*	Transmission and Distribution	**21**	48	*-56%*
29	23	*+26%*	Power Generation	**65**	59	*+10%*
n/a	8	-	Storage	**n/a**	13	-
(8)	(10)	*+20%*	Other activities	**(7)**	(18)	*+61%*
216	205	*+5%*	Total operating profit	**436**	437	-
(19)	(20)	*-5%*	Net interest	**(39)**	(41)	*-5%*
(140)	(64)	*+119%*	Tax	**(209)**	(139)	*+50%*
55	112	*-51%*	Earnings	**188**	248	*-24%*
1.6p	3.2p	*-50%*	Earnings per share	**5.3p**	7.1p	*-25%*
382	278	*+37%*	Capital expenditure	**889**	497	*+79%*

Second quarter

Total operating profit rose by 5% with strong growth in Exploration and Production and at Comgas, offset by lower upstream prices and the effects of the Argentine economic situation on MetroGAS. At constant upstream prices, BG's total operating profit increased by 28%.

Net interest charges remained in line with 2001 (see note 4, page 21), reflecting higher net borrowings offset by lower interest rates.

The tax charge for the quarter is based on a full year effective rate of 40% and this includes the effect of the 10% North Sea surcharge. In addition, the changes to North Sea taxation gave rise to a £51 million charge relating to opening deferred tax balances. The Group's effective tax rate for the remainder of the year is expected to be around 40%.

Reported earnings per share, including the current and deferred tax increase, fell to 1.6 pence. Excluding the tax increase, earnings per share rose by 13% to 3.6 pence. Cash flow from normal operating activities was £212 million compared with £261 million in 2001. This reflects increased working capital mainly in relation to LNG shipping and marketing activities.

Half year

BG's total operating profit was in line with 2001 at £436 million (2001 £437 million). Excellent results from Exploration and Production and Comgas were offset by lower upstream and LNG prices, together with the impact of the Argentine economic situation on MetroGAS. At constant upstream prices, BG's total operating profit increased by 15%.

The net interest charge fell by £2 million despite the higher level of borrowings. The impact of higher borrowings was offset by lower interest rates and the effect of a lower level of discounted provisions (see note 4, page 21).

Including the tax increase described above, earnings per share fell to 5.3 pence. Excluding the tax increase, earnings per share rose from 7.1 pence to 7.4 pence.

The Directors have proposed an interim dividend of 1.55 pence per share.

Capital expenditure in the six months of £889 million was principally in India (£261 million), Kazakhstan (£231 million), the UK (£186 million), the Mediterranean Basin (£110 million), Trinidad and Tobago (£50 million) and the Southern Cone (£31 million).

Cash flow from normal operating activities was £440 million compared with £458 million in 2001. As at 30 June 2002, net debt was £945 million and gearing was 22.0% (1 January 2002 13.2%). Net debt included £409 million of non-recourse debt held in subsidiary undertakings (including £303 million attributable to MetroGAS).

EXPLORATION AND PRODUCTION

Second Quarter 2002 £m	Second Quarter 2001 £m			Half Year 2002 £m	Half Year 2001 £m	
34.6	25.2	*+37%*	Production volumes (mmboe)	**66.9**	52.4	*+28%*
424	318	*+33%*	Turnover	**830**	712	*+17%*
178	139	*+28%*	Total operating profit	**353**	310	*+14%*
£17.17 **($24.64)**	£20.15 ($28.69)	*-15%* *-14%*	Average realised oil price per barrel	**£16.09** **($23.15)**	£19.59 ($28.31)	*-18%* *-18%*
13.86p	15.51p	*-11%*	Average realised gas price per produced therm	**14.75p**	15.50p	*-5%*
£0.99 **($1.42)**	£1.16 ($1.65)	*-15%* *-14%*	Lifting costs per boe	**£0.98** **($1.42)**	£1.03 ($1.49)	*-5%* *-5%*
£2.08 **($2.99)**	£2.10 ($2.99)	*-1%* -	Operating expenditure per boe	**£2.03** **($2.93)**	£1.95 ($2.81)	*+4%* *+4%*

Lifting costs are defined as operating expenditure excluding royalties, tariffs and insurance.
Additional Operating and Financial Data is given on page 24.

Second quarter

Production increased by 37% (9.4 mmboe) reflecting new production from the Blake, Jade and newly acquired Tapti and Panna/Mukta fields, together with increased production from existing fields. Excluding the new Indian fields, production rose by 30%.

Turnover was up 33% although held back by lower oil prices and lower average UK gas prices reflecting the increase in uncontracted gas volumes this quarter. Excluding the impact of price changes and purchased gas sales, turnover increased by £131 million (41%).

Operating profit rose by 28% despite significantly lower prices. At constant prices, operating profit increased by 62%. Unit gross profit was £5.02 per produced barrel of oil equivalent and, excluding the impact of lower prices, this reflected an improvement of £0.74 per barrel of oil equivalent.

Unit lifting costs fell by 17 pence reflecting both an increase in volumes and a favourable volume mix. Unit operating expenditure fell by 2 pence reflecting the fall in lifting costs, offset by an increase in tariff costs, principally due to transportation and processing fees on new production from Blake.

Capital expenditure of £318 million included the purchase of an additional 2.38% in the North Caspian licence (including the Kashagan discovery), together with continuing investment in Karachaganak, West Delta Deep and the Easington Catchment Area.

Half year

Production rose by 28% (14.5 mmboe), including new production from the Elgin/Franklin, Blake, Jade, Tapti and Panna/Mukta fields and increased production from existing fields. Excluding the new Indian fields, production rose by 22%. The £118 million increase in turnover reflected the impact of this higher production (£186 million) offset by lower prices (£64 million).

Operating profit rose by 14%. At constant prices, operating profit increased by 35%. Unit gross profit was £5.20 per produced barrel of oil equivalent and, excluding the impact of lower prices, this reflected an improvement of £0.57 per barrel of oil equivalent.

Unit lifting costs fell by 5% to £0.98, principally reflecting favourable volume and mix effects. The 4% increase in unit operating costs arose due to the above reduction in lifting costs, offset by tariff and transportation costs on new production from Blake.

Second quarter business highlights

BG agreed an exchange of interests in the UKCS with BP which helps to consolidate BG's UKCS assets and provides development opportunities. BG increases its interest by 18% in the BG-operated Neptune field, by 1.76% in the Elgin/Franklin fields and by 14.7% in block 29/4d (Glenelg discovery). BG also acquires a 75% interest in the Atlantic discovery that lies between the BG-operated Blake field and the significant Buzzard discovery. As part of the exchange BG disposes of its entire interest in its Brae Area assets. Completion is expected this summer.

BG's interest in the North Caspian Sea Production Sharing Agreement increased from 14.29% to 16.67% as a result of invoking pre-emption rights over the sale by BP and Statoil of their equity stakes that was announced last year. This area includes the Kashagan discovery that was recently declared a commercial discovery, with estimated recoverable reserves of seven to nine billion barrels of oil, or nine to 13 billion barrels of oil should gas re-injection be used to enhance recovery. FEED on Kashagan has now commenced.

A 3D survey covering 2,500 square kilometres offshore the Ebro Delta, Spain is expected to be completed by the end of July. Following the evaluation of the seismic data, exploration drilling is expected to start towards the end of 2003.

BG was awarded one block in the UKCS 20th Licensing Round in July. Block 47/3h (BG-operated, 65%) is located in the southern North Sea near the Juno development.

Eight additional exploration and appraisal wells have been drilled since BG's first quarter results announcement, with a year to date success rate of 75%. Successful wells were drilled in the UK, Thailand, Tunisia and Kazakhstan.

The final three wells of the appraisal programme on the Buzzard discovery have been completed, with one of the wells showing a significant reservoir section in licence area P928 (Southern Area). BG holds a 19.99% interest in licence area P986 and 29.41% in licence area P928 (Southern Area). The work has confirmed estimates that the field has recoverable reserves in excess of 400 million barrels of oil with significant upside potential. Work on development planning has commenced with a target for first production in late 2005/early 2006.

Recent amendments to the Tax Code of Russia are intended to allow VAT on Karachaganak condensate to be offset by Russian buyers. The process of restoring condensate prices to reflect the change in VAT treatment is expected to be gradual.

BG is operating the Indian upstream assets it acquired in February and discussions with its partners continue to finalise the long-term operatorship position.

LIQUEFIED NATURAL GAS

Second Quarter 2002 £m	Second Quarter 2001 £m			Half Year 2002 £m	Half Year 2001 £m	
86	21	*+310%*	Turnover	**125**	47	*+166%*
-	5	-	Total operating profit	**4**	25	*-84%*
13	30	*-57%*	Capital expenditure	**30**	54	*-44%*

Second quarter

The £65 million increase in turnover reflects increased income from LNG shipping and marketing.

Total operating profit was £5 million lower. Shipping and marketing (including the Lake Charles capacity acquired in January 2002) reported profits down £7 million, reflecting the impact of start-up costs and lower US gas prices. The new Lake Charles business made good progress with 14 cargoes received and processed in the quarter. Operating profits from Atlantic LNG (ALNG) were in line with last year.

Capital expenditure in the quarter relates to the two-train expansion of ALNG and is lower than in 2001 due to the phasing of the project.

Half year

The £78 million increase in turnover reflects increased income from LNG shipping and marketing.

The £21 million fall in total operating profit reflects a lower contribution from ALNG (£8 million lower), mainly due to lower prices, and lower shipping and marketing profits (£12 million lower), as discussed above.

Second quarter business highlights

The Egyptian LNG (ELNG) project continues to make good progress. Site preparation commenced in early June as part of an Early Works programme. Orders have been placed for long lead-time items, such as the tanks and compressors and it is expected that an interim notice to proceed under the EPC contract will be issued to Bechtel in September. Marketing of ELNG Train 2 continues and discussions are underway with ten potential Mediterranean Basin and US buyers.

In May, ALNG Train 2 started taking small quantities of gas from Train 1 to commence commissioning of the plant. The gas supply requirements into Train 2 are expected to reach maximum rates around the last week of August. Drilling in the North Coast Marine Area continues, with planned production in early August for supplies into Train 2. Train 3 remains on course to start up in mid-2003.

Work continues on the Tangguh LNG project, with tenders out for both upstream and liquefaction facilities. A proposal for LNG supply has been submitted to the Guangdong terminal in China with an announcement on the supply to the terminal expected shortly.

In Italy, the Article 8 process has commenced for the Brindisi LNG project and the Environmental Impact Assessment for the project was submitted to the Ministry of Environment in April.

TRANSMISSION AND DISTRIBUTION

Second Quarter 2002 £m	Second Quarter 2001 £m			Half Year 2002 £m	Half Year 2001 £m	
			Turnover:			
108	90	*+20%*	Excluding MetroGAS	**216**	169	*+28%*
35	143	*-76%*	MetroGAS	**74**	224	*-67%*
143	233	*-39%*		**290**	393	*-26%*
			Total operating profit:			
13	9	*+44%*	Excluding MetroGAS	**27**	14	*+93%*
4	31	*-87%*	MetroGAS	**(6)**	34	-
17	40	*-58%*		**21**	48	*-56%*
26	39	*-33%*	Capital expenditure	**40**	73	*-45%*

Second quarter

Comgas' volumes continued to grow strongly (up 33%) and, excluding MetroGAS, Transmission and Distribution's turnover increased by 20%.

Total operating profit excluding MetroGAS increased by £4 million, principally due to an increase from Comgas (2002 £6 million; 2001 £nil).

MetroGAS' contribution to Group results continued to reflect the effect of the peso devaluation and the deteriorating economic and regulatory environment in Argentina.

Capital expenditure in the quarter was incurred mainly on the expansion of the Comgas distribution network.

Half year

The £13 million increase in total operating profit, excluding MetroGAS, reflects improved profit at Comgas, Phoenix Natural Gas and the Bolivia-Brazil pipeline, partially offset by higher business development expenditure costs.

Comgas' volumes continued to grow (41% increase), leading to a £15 million increase in profits, despite the weaker Brazilian real.

MetroGAS reported an operating loss of £6 million (2001 £34 million profit) reflecting the peso devaluation (£25 million) and a £13 million charge for doubtful debts (of which £8 million was offset by the release of a provision in Other activities (see below)).

Second quarter business highlights

Comgas achieved strong volume growth in the second quarter due to increased sales to residential and small commercial customers. Over 7,900 new customers were connected including 23 Natural Gas Vehicle stations and 12 industrial customers. The pipeline to the Piratininga power station is nearly complete following the resolution of a local VAT issue.

Recession in the Argentine economy reduced MetroGAS' sales volumes by 16% in the quarter mainly due to lower demand from power plants and a decrease in residential consumption. MetroGAS is renegotiating its licence contract with the Argentine Government's Renegotiation Commission. The outcome of the renegotiation is uncertain in relation to both its results and timing. The Argentine regulator has authorised some tariff increases for May and June 2002, however such increases reflect only the seasonal incremental cost of gas at the wellhead.

The expected duration and impact of the economic conditions and measures imposed by the Argentine Government are being kept under close review to determine whether or not they constitute a restriction of BG's ability to control MetroGAS.

Full access to BG's contracted capacity on the Bolivia-Brazil pipeline has been restored and BG is continuing to supply gas to the pipeline to make up for imbalances incurred earlier in the year. In addition, BG is working to secure gas sales to Comgas for 2003 and beyond.

The laying of the offshore section of the Southern Cross pipeline, running between Argentina and Uruguay via the River Plate, was completed in April. Full commissioning of the pipeline is now expected in the fourth quarter.

POWER GENERATION

Second Quarter 2002 £m	Second Quarter 2001 £m			Half Year 2002 £m	Half Year 2001 £m	
46	42	*+10%*	Turnover	**104**	107	*-3%*
29	23	*+26%*	Total operating profit	**65**	59	*+10%*
15	31	*-52%*	Capital expenditure	**31**	67	*-54%*

Second quarter

Turnover and operating profit at Premier Power increased by £4 million and £6 million respectively. The improved profit relates primarily to lower costs following the scheduled closure of an existing merchant unit this quarter and a one-off credit relating to the triennial reconciliation of a gas supply contract.

Capital expenditure in the second quarter was principally on the Premier Power CCGT project.

Half year

The increase in total operating profit reflects a reduction in costs at Premier Power, as above. BG's share of operating profit in joint ventures and associates was in line with last year.

Second quarter business highlights

In Northern Ireland, construction of the new 600 MW CCGT plant at Premier Power is now 80% complete. The new plant will replace existing capacity and is expected to enter into commercial operations in the first quarter of 2003.

Construction of the San Lorenzo power plant in the Philippines was completed on time and under budget and the plant is supplying commissioning power to its customer. Following completion of commissioning, full commercial operations are due to begin by the end of the third quarter. This will complete the introduction of new power capacity planned to be achieved by 2003.

OTHER ACTIVITIES

Other activities comprise New Business development expenditure, certain corporate costs and activities relating to certain long-term gas contracts.

Second quarter

Other activities made a loss of £8 million in the quarter (2001 £10 million loss).

Half year

In the half year, Other activities made a loss of £7 million compared to a loss of £18 million in 2001, the improvement being principally due to the release of an £8 million bad debt provision relating to MetroGAS, mentioned above.

LEGAL NOTICE

These results include "forward-looking information" within the meaning of Section 27A of the US Securities Act of 1933, as amended and Section 21E of the US Securities Exchange Act of 1934, as amended. Certain statements included in these results, including without limitation, those concerning (i) strategies, outlook and growth opportunities, (ii) positioning to deliver future plans and to realise potential for growth, (iii) delivery of the performance required to achieve 2002 objectives and to meet the 2003 targets, (iv) development of new markets, (v) the development and commencement of commercial operations of new projects, (vi) liquidity and capital resources, (vii) plans for capital and investment expenditure and (viii) statements preceded by "expected", "scheduled", "targeted", "planned", "proposed", "intended" or similar statements, contain certain forward-looking statements concerning operations, economic performance and financial condition. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, (i) changes in economic, market and competitive conditions, including oil and gas prices, (ii) success in implementing business and operating initiatives, (iii) changes in the regulatory environment and other government actions, including UK and international corporation tax rates, (iv) a major recession or significant upheaval in the major markets in which the BG Group operates, (v) the failure to ensure the safe operation of assets worldwide, (vi) implementation risk, being the challenges associated with delivering capital intensive projects on time and on budget, including the need to retain and motivate staff, (vii) commodity risk, being the risk of a significant fluctuation in oil and/or gas prices from those assumed, (viii) fluctuations in exchange rates, in particular the US$:UK£ exchange rate being significantly different to that assumed, (ix) risks encountered in the gas and oil exploration and production sector in general, (x) business risk management and (xi) the Risk Factors included in BG Group's Annual Report and Accounts 2001. BG Group undertakes no obligation to update any forward-looking statements.

No part of these results constitutes or shall be taken to constitute an invitation or inducement to invest in BG Group plc or any other entity and must not be relied upon in any way in connection with any investment decision.

SUPPLEMENTARY INFORMATION

Definitions

In these results:

"bcf" means billion cubic feet;
"boe" means barrels of oil equivalent;
"boepd" means barrels of oil equivalent per day;
"bopd" means barrels of oil per day;
"CCGT" means combined cycle gas turbine;
"CPC" means Caspian Pipeline Consortium;
"E&P" means Exploration and Production;
"EPC" means engineering, procurement and construction;
"FEED" means front end engineering design;
"LNG" means Liquefied Natural Gas;
"m" means million;
"mmboe" means million barrels of oil equivalent;
"mmcfd" means million cubic feet per day;
"mmcmd" means million cubic metres per day;
"mmscfd" means million standard cubic feet per day;
"MW" means megawatt; and
"UKCS" means United Kingdom Continental Shelf.

CONSOLIDATED PROFIT AND LOSS ACCOUNT
SECOND QUARTER

	Notes	2002 Total	2002 Exceptional items	2002 Business performance	2001 Total	2001 Exceptional items	2001 Business performance
		£m	£m	£m	£m	£m	£m
Turnover	3	**695**	**-**	**695**	636	-	636
Operating costs		**(518)**	**-**	**(518)**	(469)	-	(469)
Group operating profit	3	**177**	**-**	**177**	167	-	167
Share of operating profits less losses in joint ventures and associated undertakings		**39**	**-**	**39**	38	-	38
Total operating profit	3	**216**	**-**	**216**	205	-	205
Loss on disposal of fixed assets		**(7)**	**(7)**	**-**	(1)	(1)	-
Profit on ordinary activities		**209**	**(7)**	**216**	204	(1)	205
Net interest	4	**(19)**	**-**	**(19)**	(20)	-	(20)
Profit on ordinary activities before taxation		**190**	**(7)**	**197**	184	(1)	185
Tax on profit on ordinary activities	5	**(140)**	**-**	**(140)**	(64)	-	(64)
Profit on ordinary activities after taxation		**50**	**(7)**	**57**	120	(1)	121
Minority shareholders' interest		**(2)**	**-**	**(2)**	(9)	-	(9)
Earnings		**48**	**(7)**	**55**	111	(1)	112
Earnings per ordinary share (i)	6	**1.4p**	**(0.2)p**	**1.6p**	3.2p	-	3.2p

i) There is no difference between basic and diluted earnings per ordinary share.

CONSOLIDATED PROFIT AND LOSS ACCOUNT
HALF YEAR

	Notes	2002 Total £m	2002 Exceptional items £m	2002 Business performance £m	2001 Total £m	2001 Exceptional items £m	2001 Business performance £m
Turnover	3	**1,364**	**-**	**1,364**	1,362	34	1,328
Operating costs		**(1,002)**	**-**	**(1,002)**	(971)	-	(971)
Group operating profit	3	**362**	**-**	**362**	391	34	357
Share of operating profits less losses in joint ventures and associated undertakings		**74**	**-**	**74**	80	-	80
Total operating profit	3	**436**	**-**	**436**	471	34	437
Profit/(loss) on disposal of fixed assets		**(10)**	**(10)**	**-**	20	20	-
Profit on ordinary activities		**426**	**(10)**	**436**	491	54	437
Net interest	4	**(39)**	**-**	**(39)**	(24)	17	(41)
Profit on ordinary activities before taxation		**387**	**(10)**	**397**	467	71	396
Tax on profit on ordinary activities	5	**(209)**	**-**	**(209)**	(160)	(21)	(139)
Profit on ordinary activities after taxation		**178**	**(10)**	**188**	307	50	257
Minority shareholders' interest		**-**	**-**	**-**	(9)	-	(9)
Earnings		**178**	**(10)**	**188**	298	50	248
Earnings per ordinary share (i)	6	**5.1p**	**(0.2)p**	**5.3p**	8.5p	1.4p	7.1p

i) There is no difference between basic and diluted earnings per ordinary share.

CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES – HALF YEAR

	2002 £m	2001 £m
Earnings	**178**	298
Currency translation adjustments (i)	**(215)**	40
Total recognised gains and losses	**(37)**	338

i) The movement in 2002 includes the retranslation of the Group's net investments in Comgas (£102 million) and MetroGAS (£77 million).

CONSOLIDATED BALANCE SHEET

	As at 30 Jun 2002 £m	As at 31 Dec 2001 £m
Fixed assets:		
Intangible assets	**975**	798
Tangible assets	**3,848**	3,707
Investments	**701**	663
	5,524	5,168
Current assets:		
Stocks	**104**	98
Debtors: amounts falling due within one year	**675**	616
Debtors: amounts falling due after one year	**105**	125
Investments	**41**	326
Cash at bank and in hand	**138**	92
	1,063	1,257
Creditors: amounts falling due within one year:		
Borrowings	**(759)**	(493)
Other creditors	**(944)**	(847)
	(1,703)	(1,340)
Net current liabilities	**(640)**	(83)
Total assets less current liabilities	**4,884**	5,085
Creditors: amounts falling due after more than one year:		
Borrowings	**(365)**	(463)
Other creditors	**(200)**	(228)
	(565)	(691)
Provisions for liabilities and charges	**(972)**	(864)
	3,347	3,530
CAPITAL AND RESERVES		
BG shareholders' funds	**3,317**	3,406
Minority shareholders' interest	**30**	124
	3,347	3,530

Second Quarter 2002 £m	Second Quarter 2001 £m		Half Year 2002 £m	Half Year 2001 £m
48	111	Profit for the financial period	**178**	298
2	-	Issue of shares	**3**	-
(55)	(53)	Dividend	**(55)**	(53)
(5)	58		**126**	245
(153)	(1)	Currency translation adjustments	**(215)**	40
(158)	57	Net movement in BG shareholders' funds for the financial period	**(89)**	285
		BG shareholders' funds at the beginning of the period:		
3,475	3,386	- as previously published	**3,406**	3,550
-	-	- restatement to prior period (i)	**-**	(392)
3,475	3,386	- as restated	**3,406**	3,158
3,317	3,443	BG shareholders' funds as at 30 June	**3,317**	3,443

i) Relates to the implementation of FRS 19, 'Deferred Tax', on 1 January 2001.

CONSOLIDATED CASH FLOW STATEMENT

Second Quarter 2002 £m	Second Quarter 2001 £m		Half Year 2002 £m	Half Year 2001 £m
216	205	Total operating profit	436	471
-	-	Less: exceptional operating items	-	(34)
216	205	Total operating profit excluding exceptional items	436	437
(39)	(38)	Less: share of operating profit in joint ventures and associated undertakings	(74)	(80)
177	167	Group operating profit excluding exceptional items	362	357
103	89	Depreciation and amortisation	202	185
1	(8)	Provisions and other non-cash flow items	-	(7)
(69)	13	Working capital	(124)	(77)
212	261	**Cash flow from normal operating activities**	440	458
-	(184)	Movement in provision on sale of certain long-term contracts	-	(184)
-	34	Receipt of exceptional income	-	34
-	-	Net impact of demerger	-	(21)
212	111	**Net cash flow from operating activities**	440	287
31	26	**Dividends from joint ventures and associated undertakings**	31	34
(2)	9	**Returns on investments and servicing of finance (i)**	(9)	(6)
(57)	(41)	**Tax paid**	(104)	(89)
(381)	(261)	**Capital expenditure and investment (ii) (iii)**	(807)	(460)
2	2	**Proceeds from sales of assets (iv)**	5	53
(52)	(51)	**Equity dividends paid**	(52)	(51)
11	10	**Management of liquid resources**	283	81
(236)	(195)	**Net cash flow before financing**	(213)	(151)
2	2	Changes in share capital	3	4
1	-	Shares issued to minority interests	3	-
307	246	Net movement in gross borrowings	252	175
310	248	**Net cash flow from financing activities**	258	179
74	53	NET MOVEMENT IN CASH	45	28
62	42	Opening cash	92	64
2	(16)	Changing values of currency	1	(13)
138	79	CLOSING CASH (v)	138	79

i) Includes capitalised interest for the second quarter of £3 million (2001 £5 million) and for the half year of £6 million (2001 £6 million). In 2001, also includes £17 million received in respect of exceptional items.

ii) Includes loans to joint ventures and associated undertakings.

iii) In 2002 half year, includes cash acquired of £57 million on the purchase of a subsidiary undertaking.

iv) Includes repayment of loans by joint ventures and associated undertakings.

v) Represents cash at bank and in hand of £138 million (2001 £79 million) offset by bank overdrafts of £nil (2001 £nil).

RECONCILIATION OF NET BORROWINGS – HALF YEAR

	£m
Net borrowings as at 1 January 2002	**(538)**
Net increase in cash in the period (i)	**45**
Cash inflow from the management of liquid resources	**(283)**
Net increase in gross borrowings	**(252)**
Foreign exchange	**83**
Net borrowings as at 30 June 2002	**(945)**

i) Includes cash acquired of £57 million on the purchase of a subsidiary undertaking.

Net borrowings attributable to MetroGAS (including Gas Argentino), Comgas and Gujarat Gas were £409 million (1 January 2002 £452 million).

LIQUIDITY AND CAPITAL RESOURCES

All the information below is as at 30 June 2002, unless otherwise stated.

The Group's principal borrowing entities are BG Energy Holdings Limited (BGEH) (as borrower and as guarantor of the borrowings of certain wholly-owned subsidiary undertakings), and MetroGAS (including Gas Argentino) and Comgas, which conduct their borrowing activities on a stand-alone basis.

BGEH had a US$1.0 billion US Commercial Paper Programme, which was unutilised and a US$1.0 billion Eurocommercial Paper Programme, of which US$712 million was unutilised. BGEH also had a US$2.0 billion Euro Medium Term Note Programme, of which US$1.955 billion was unutilised.

BGEH had 364-day committed multicurrency revolving borrowing facilities maturing in 2002 of US$617 million, and medium-term committed multicurrency revolving borrowing facilities maturing in 2003 of US$650 million, on which commitment fees of between 12.5 and 17.5 basis points per annum are payable. These facilities were undrawn.

In addition, BGEH had uncommitted multicurrency borrowing facilities of £625 million, of which £338 million was unutilised.

MetroGAS announced on 25 March 2002 that it had suspended payment of principal and interest on all of its US$419 million financial indebtedness. On 23 July 2002, MetroGAS announced its intention to make an extraordinary one-time payment on certain accrued interest amounts. MetroGAS continues discussions with lenders.

Gas Argentino has also suspended debt service on its US$70 million borrowings.

Comgas had unutilised committed borrowing facilities of Brazilian reals (BRL) 34 million and uncommitted borrowing facilities of BRL 1.182 billion, of which BRL 663.9 million was unutilised.

Independent review report to BG Group plc

Introduction

We have been instructed by the Company to review the financial information for the six months ended 30 June 2002 which comprises the consolidated profit and loss account, statement of total recognised gains and losses, balance sheet, movement in shareholders' funds, cash flow statement and the related notes. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

A copy of the interim financial information of the Company is placed on the BG Group plc website. The maintenance and integrity of the BG Group plc website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the interim report since it was initially presented on the website.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2002.

PricewaterhouseCoopers
Chartered Accountants
1 Embankment Place
London WC2N 6RH
25 July 2002

Notes

1. Basis of preparation

The financial information contained in this quarterly report is unaudited and does not comprise statutory accounts within the meaning of Section 240 of the Companies Act 1985. BG's statutory accounts for the year ended 31 December 2001, which include the unqualified report of the auditors, have been filed with the Registrar of Companies. This results statement has been prepared on the basis of the accounting policies set out in those statutory accounts.

2. Exceptional items

Second Quarter			Half Year	
2002	2001		**2002**	2001
£m	£m		**£m**	£m
-	-	Turnover: House of Lords judgment	-	34
-	-	Impact on operating profit	-	34
(7)	(1)	Profit/(loss) on disposal of fixed assets	(10)	20
-	-	Interest: House of Lords judgment	-	17
(7)	(1)	Impact on profit before tax	(10)	71
-	-	Tax impact of exceptional items	-	(21)
(7)	(1)	Impact on earnings	(10)	50

***2002 second quarter*: Disposal of investment**

BG disposed of its 100% investment in Iqara EcoFuels Limited, realising a £7 million loss.

2001 first quarter: House of Lords judgment

The House of Lords judgment in favour of the Central Area Transmission System (CATS) partners (BG 51.18%) in their dispute with Teesside Gas Transportation Limited (an Enron Corp. subsidiary) gave rise to income of £34 million (Exploration and Production) and £17 million interest receivable. The resulting tax impact was a £15 million charge, leading to a net £36 million increase in earnings.

2001 first quarter: Partial disposal of investment

BG disposed of a 24.5% share in Phoenix Natural Gas Limited (Phoenix), the Northern Ireland natural gas distribution company. The sale reduced BG's interest in Phoenix to 51% and realised proceeds of £49 million resulting in a £21 million profit (Transmission and Distribution). The resulting tax impact was a £6 million charge.

3. Segmental analysis: excluding exceptional items

Second Quarter 2002 £m	Second Quarter 2001 £m	Turnover excluding share of joint ventures	Half Year 2002 £m	Half Year 2001 £m
424	318	Exploration and Production (i)	**830**	712
86	21	Liquefied Natural Gas	**125**	47
143	233	Transmission and Distribution	**290**	393
46	42	Power Generation	**104**	107
n/a	22	Storage	**n/a**	42
14	13	Other activities	**40**	57
(18)	(13)	Less: intra-group sales	**(25)**	(30)
695	636		**1,364**	1,328

	Group operating profit/(loss)		Share of operating profit in joint ventures and associated undertakings		Total operating profit/(loss)	
Second Quarter	**2002 £m**	2001 £m	**2002 £m**	2001 £m	**2002 £m**	2001 £m
Exploration and Production	**178**	139	**-**	-	**178**	139
Liquefied Natural Gas	**(7)**	(2)	**7**	7	**-**	5
Transmission and Distribution	**8**	33	**9**	7	**17**	40
Power Generation	**6**	(1)	**23**	24	**29**	23
Storage	**n/a**	8	**n/a**	-	**n/a**	8
Other activities	**(8)**	(10)	**-**	-	**(8)**	(10)
	177	167	**39**	38	**216**	205
Half Year						
Exploration and Production (i)	**353**	310	**-**	-	**353**	310
Liquefied Natural Gas	**(9)**	4	**13**	21	**4**	25
Transmission and Distribution	**5**	34	**16**	14	**21**	48
Power Generation	**20**	14	**45**	45	**65**	59
Storage	**n/a**	13	**n/a**	-	**n/a**	13
Other activities	**(7)**	(18)	**-**	-	**(7)**	(18)
	362	357	**74**	80	**436**	437

i) Exploration and Production's 2001 results are stated excluding an exceptional receipt of £34 million in respect of the House of Lords judgment in favour of the CATS partners (see note 2). Including this receipt, Exploration and Production's results for 2001 would have been: turnover £746 million and total operating profit £344 million for the half year.

BG's share of turnover and operating profit in joint ventures for the second quarter was £44 million (2001 £31 million) and £20 million (2001 £20 million) respectively; and for the half year was £89 million (2001 £76 million) and £39 million (2001 £38 million) respectively.

4. Net interest

Second Quarter 2002 £m	Second Quarter 2001 £m		Half Year 2002 £m	Half Year 2001 £m
(7)	(8)	Net interest payable on net borrowings	**(17)**	(14)
3	5	Interest capitalised	**6**	6
(4)	(3)		**(11)**	(8)
(3)	(4)	Unwinding of discount on provisions (i)	**(6)**	(8)
(2)	(3)	Unwinding of discount on deferred income	**(4)**	(5)
(9)	(10)	Net interest: Group	**(21)**	(21)
(7)	(6)	Joint ventures	**(13)**	(13)
(3)	(4)	Associated undertakings	**(5)**	(7)
(19)	(20)	Total net interest: excluding exceptional items	**(39)**	(41)
-	-	Interest receivable on House of Lords judgment in favour of the CATS partners	**-**	17
(19)	(20)	Total net interest: including exceptional items	**(39)**	(24)

i) Relates to the unwinding of the discount on provisions in respect of decommissioning, included in the profit and loss account as a financial item within the net interest charge.

5. Taxation – half year

The tax charge for the half year before exceptional items was £209 million (2001 £139 million). This incorporates the rate changes enacted in the Finance Act 2002, comprising a 10% surcharge on North Sea profits and a £51 million charge relating to opening UK deferred tax balances. Excluding the prior year item, the Group's effective tax rate for the year is expected to be around 40% (2001 34.5%). The tax charge including exceptional items was £209 million (2001 £160 million).

6. Earnings per ordinary share

Reconciliation of earnings and earnings per share including and excluding exceptional items

Second Quarter 2002 £m	Second Quarter 2002 Pence per share	Second Quarter 2001 £m	Second Quarter 2001 Pence per share		Half Year 2002 £m	Half Year 2002 Pence per share	Half Year 2001 £m	Half Year 2001 Pence per share
48	1.4	111	3.2	Earnings	178	5.1	298	8.5
-	-	-	-	Exceptional income (i)	-	-	(51)	(1.4)
7	0.2	1	-	(Profit)/loss on disposals	10	0.2	(20)	(0.6)
-	-	-	-	Tax impact of above	-	-	21	0.6
55	1.6	112	3.2	Earnings – excluding exceptional items	188	5.3	248	7.1

Earnings and earnings per share before interest, tax, depreciation and amortisation – including and excluding exceptional items

Second Quarter 2002 £m	Second Quarter 2002 Pence per share	Second Quarter 2001 £m	Second Quarter 2001 Pence per share		Half Year 2002 £m	Half Year 2002 Pence per share	Half Year 2001 £m	Half Year 2001 Pence per share
48	1.4	111	3.2	Earnings	178	5.1	298	8.5
2	0.1	9	0.3	Minority interest	-	-	9	0.3
140	3.9	64	1.8	Tax	209	5.9	160	4.6
19	0.5	20	0.6	Interest	39	1.1	24	0.7
103	2.9	89	2.5	Depreciation and amortisation	202	5.7	185	5.3
312	8.8	293	8.4	EBITDA – including exceptional items	628	17.8	676	19.4
-	-	-	-	Exceptional income (i)	-	-	(34)	(1.0)
7	0.2	1	-	(Profit)/loss on disposals	10	0.2	(20)	(0.6)
319	9.0	294	8.4	EBITDA – excluding exceptional items	638	18.0	622	17.8

i) Relates to the House of Lords judgment in favour of the CATS partners.

Earnings per share calculations in 2002 are based on shares in issue of 3,524 million.

There is no difference between the figures presented above and diluted earnings per share.

7. Quarterly information: earnings and earnings per share

	2002 £m	2001 £m	**2002 pence**	2001 pence
First quarter				
- including exceptional items	**130**	187	**3.7**	5.3
- excluding exceptional items	**133**	136	**3.8**	3.9
Second quarter				
- including exceptional items	**48**	111	**1.4**	3.2
- excluding exceptional items	**55**	112	**1.6**	3.2
Third quarter				
- including exceptional items		102		2.9
- excluding exceptional items		102		2.9
Fourth quarter				
- including exceptional items		186		5.3
- excluding exceptional items		115		3.3
Full year				
- including exceptional items		586		16.7
- excluding exceptional items		465		13.3

BG shareholders' funds as at the period end

	2002 £m	2001 £m
First quarter	**3,475**	3,386
Second quarter	**3,317**	3,443
Third quarter		3,484
Fourth quarter		3,406

Supplementary information: Exploration and Production: operating and financial data

Second Quarter 2002	Second Quarter 2001			Half Year 2002	Half Year 2001	
			Production volumes (mmboe)			
5.9	2.1	*+181%*	- oil	**11.0**	4.3	*+156%*
5.0	3.9	*+28%*	- liquids	**9.8**	8.3	*+18%*
23.7	19.2	*+23%*	- gas	**46.1**	39.8	*+16%*
34.6	25.2	*+37%*	- total	**66.9**	52.4	*+28%*
4.2	1.4	*+200%*	Volume of gas purchased for resale (mmboe)	**7.4**	6.6	*+12%*
£17.17	£20.15	*-15%*	Average realised oil price per barrel	**£16.09**	£19.59	*-18%*
($24.64)	($28.69)	*-14%*		**($23.15)**	($28.31)	*-18%*
£8.08	£10.64	*-24%*	Average realised liquids price per barrel	**£7.15**	£9.99	*-28%*
($11.59)	($15.15)	*-23%*		**($10.30)**	($14.43)	*-29%*
15.53p	16.34p	*-5%*	Average realised UK gas price per produced therm	**16.89p**	16.54p	*+2%*
12.12p	14.35p	*-16%*	Average realised International gas price per produced therm	**12.35p**	13.99p	*-12%*
13.86p	15.51p	*-11%*	Average realised gas price per produced therm	**14.75p**	15.50p	*-5%*
13.37p	15.82p	*-15%*	Average realised gas price per therm	**14.83p**	16.52p	*-10%*
£0.99	£1.16	*-15%*	Lifting costs per boe	**£0.98**	£1.03	*-5%*
($1.42)	($1.65)	*-14%*		**($1.42)**	($1.49)	*-5%*
£2.08	£2.10	*-1%*	Operating expenditure per boe	**£2.03**	£1.95	*+4%*
($2.99)	($2.99)	-		**($2.93)**	($2.81)	*+4%*
176	153	*+15%*	Development expenditure (£m)	**336**	267	*+26%*
			Gross exploration expenditure (£m)			
144	23	*+526%*	- capitalised expenditure	**191**	32	*+497%*
13	16	*-19%*	- other expenditure	**30**	28	*+7%*
157	39	*+303%*	- gross expenditure	**221**	60	*+268%*

BG's exposure to the oil price varies according to a number of factors including the mix of production and sales. Management estimates that a US$1.00 movement in the Brent price would have an impact on operating profit in 2002 of approximately £30 million.

Supplementary information for North American investors (unaudited)

The Group prepares its consolidated financial statements in accordance with generally accepted accounting principles applicable in the United Kingdom (UK GAAP), which differ in certain significant respects from those applicable in the United States (US GAAP). The adjustments necessary to restate net income for the periods and shareholders' funds in accordance with US GAAP are shown in the tables set out below. Details of these differences are given in BG's statutory accounts for the year ended December 31, 2001.

On January 1, 2002, BG adopted Financial Accounting Standard (FAS) 142, 'Goodwill and Other Intangible Assets'.

ESTIMATED EFFECT ON NET INCOME OF SIGNIFICANT DIFFERENCES BETWEEN UK AND US GAAP

	Half Year	
	2002 £m	2001 £m
Net income (UK GAAP)	**178**	298
US GAAP adjustments:		
Pension costs	**(7)**	(5)
Goodwill (i)	**14**	(8)
Impairment of goodwill (ii)	**(16)**	-
Commodity contracts	**(5)**	10
Currency and interest rate derivative instruments	**48**	6
Currency translation adjustment	**(73)**	-
Taxes (iii)	**96**	(5)
Income before cumulative effect of a change in accounting principle	**235**	296
Cumulative effect on prior years (to December 31, 2000) of adoption of FAS 133:		
- Commodity contracts (net of tax of £8 million)	**-**	(20)
Net income (US GAAP):	**235**	276
Currency translation adjustments	**(180)**	51
Cumulative effect on prior years (to December 31, 2000) of adoption of FAS 133:		
- Currency and interest rate derivative instruments (net of tax of £2 million)	**-**	(3)
Other comprehensive income	**55**	324
Earnings per ADS (US GAAP)	**£0.33**	£0.39

Supplementary information for North American investors (unaudited) (continued)

ESTIMATED EFFECT ON SHAREHOLDERS' FUNDS OF SIGNIFICANT DIFFERENCES BETWEEN UK AND US GAAP

	As at June 30	
	2002	2001
	£m	£m
BG shareholders' funds (UK GAAP)	**3,317**	3,443
US GAAP adjustments:		
Pension costs	**44**	60
Goodwill (i)	**74**	89
Impairment of fixed assets	**-**	200
Commodity contracts	**(66)**	(18)
Currency and interest rate derivative instruments	**17**	12
Taxes (iii)	**133**	(91)
Own shares	**(15)**	(14)
Dividend	**55**	53
BG shareholders' funds (US GAAP)	**3,559**	3,734

i) On January 1, 2002, BG adopted Financial Accounting Standard 142, 'Goodwill and Other Intangible Assets'. Under UK GAAP, prior to the publication of Financial Reporting Standard 10, 'Goodwill and Intangible Assets', goodwill was taken to Group reserves immediately on acquisition. As a result of the adoption of FRS 10, goodwill is now capitalised as an intangible fixed asset and amortised. Before the adoption of FAS 142, goodwill under US GAAP was accounted for in line with FRS 10. Under FAS 142, goodwill is no longer amortised but is instead reviewed annually for impairment and the UK amortisation charge for the period has therefore been reversed within US net income. An impairment review of assets was undertaken in order to ascertain any transitional adjustment required. No adjustment was considered necessary. Had FAS 142 been implemented in 2001, the net income and earnings per ADS figures would have been £299 million and £0.43 respectively.

ii) Under US GAAP, BG recognised goodwill relating to assets held in Argentina. Following the devaluation of the Argentine peso, this goodwill was reviewed and deemed irrecoverable from future cash flows.

iii) Under UK GAAP, an adjustment of £72 million has been made to recognise the impact of the changes to North Sea taxation as the Finance Act 2002 has achieved substantive enactment as of June 30, 2002. This gives rise to a timing difference between UK and US GAAP as, under the latter, changes in the rate of taxation are only recognised on enactment.

Enquiries

Enquiries relating to BG's results, business and financial position should be made to:

Investor Relations Department
BG Group plc
100 Thames Valley Park Drive
Reading
Berkshire
RG6 1PT

Tel: 0118 929 3025
e-mail: invrel@bg-group.com

General enquiries about shareholder matters should be made to:

Lloyds TSB Registrars
The Causeway
Worthing
West Sussex
BN99 6DA

Tel: 0870 600 3951

Financial Calendar

Ex-dividend date for 2002 interim dividend	**23 October 2002**
Record date for 2002 interim dividend	**25 October 2002**
Announcement of 2002 third quarter results	**7 November 2002**
Annual investor presentation	**14 November 2002**
Payment of 2002 interim dividend:	
Shareholders	**13 December 2002**
American depositary receipt holders	**23 December 2002**

BG Group plc website: www.bg-group.com

Registered office
100 Thames Valley Park Drive, Reading RG6 1PT
Registered in England No. 3690065